Exhibit 16.1

March 17, 2009

Meyler & Company, LLC One Arin Park
1715 Highway 35
Middletown, NJ 07748 USA

Re: Seafarer Exploration Corp.'s (formerly Organetix, Inc.)

Dear Bill:

Thank you for the valuable services you have provided to our Company as our independent registered auditors. We have determined that it would be in our best interests to engage a local accounting firm for the audit of our financial statements for the year ended December 31, 2008. Therefore, we have engaged the firm Cross Fernandez & Riley, LLP and effective as of the date of this letter we are dismissing your firm as our auditors.

In accordance with SEC regulation S-K, Item 304, please review the attached Form 8-K and send us a letter addressed to the commission stating whether you agree with the statements we have made in the Form 8-K.

Very truly yours,

/s/ Kyle Kennedy
Kyle Kennedy
Chief Executive Officer Seafarer Exploration Corp